DIGITAL ECOSYSTEMS CORP.

February 3, 2005

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attention: Ms. Sonia Barros
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Dear Ms. Barros:

Re:	Registration Statement on Form SB-2
	-	File No. 333-119073

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Digital Ecosystems Corp. hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 3:00 p.m. eastern standard time on February 7, 2005, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

Very truly yours,

DIGITAL ECOSYSTEMS CORP.

/s/ Valentina Tuss

Valentina Tuss
President and Chief Executive Officer

Suite 1500, 701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C6
Telephone: (604) 681-7039